# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMECAP Odyssey Funds, CIK 0001293967
CUSIP: 74160Q400
Title of class of securities: PRIMECAP Odyssey Discovery ETF
Address of issuer's principal executive offices: 177 EAST COLORADO BOULEVARD, 11TH FLOOR, PASADENA, California (CA), 91105
Date of event which requires filing of this statement: 10/22/2026
Filed by CIK 0002158621
Persons authorized to receive notices and communications: Jennifer A. Ottosen, PRIMECAP Management Company, 177 East Colorado Boulevard, 11th Floor, Pasadena, California (CA), 91105, (626) 304-9222; Sara P. Crovitz, Stradley Ronon Stevens Young, LLP, 2000 K Street NW, Suite 700, Washington, District Of Columbia (DC), 20006, (212) 451-2300

## Reporting persons
- Mordecai Alfred Winborne (CIK 0002158621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: PRIMECAP Odyssey Discovery ETF
Name of issuer: PRIMECAP Odyssey Funds
Address of issuer's principal executive offices: 177 EAST COLORADO BOULEVARD, 11TH FLOOR, PASADENA, California (CA), 91105

## Item 2. Identity and Background
Name of person filing: Alfred W. Mordecai
Residence or business address: 177 East Colorado Boulevard, 11th Floor, Pasadena CA 91105
Present principal occupation or employment: PRIMECAP Management Co, 177 E Colorado Boulevard, 11th Floor, Pasadena, CA 91105
Criminal convictions in the last five years: During the last five years, the Reporting Person was not convicted in any criminal proceedings, (excluding traffic violations or minor misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was not or is not the subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of consideration used to acquire the shares of POMG (as defined below) was $1,274,608 and the source of funds were personal funds of the individual investor.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transaction is for investment purposes only and not for the purpose of changing of influencing control of PRIMECAP Odyssey Discovery ETF ("POMG").

The Reporting Person may seek to acquire additional Shares of POMG and/or may dispose of some or all of their Shares, from time to time, by selling such Shares on the secondary market or otherwise, depending on price, market liquidity, developments affecting POMG.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting person owns 50,000 shares of POMG, which accounts for 6.58% of the total outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole Voting Power: 50,000 shares
Shared Voting Power: 0
Sole Dispositive Power: 50,000 shares
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days:
On October 21, 2026, the Reporting Person purchased 20,000 shares of POMG at an average price of $25.69.

On October 22, the Reporting Person purchased an additional 30,000 shares of POMG at an average price of $25.47.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Mordecai Alfred Winborne: /s/Alfred W. Mordecai, Alfred W. Mordecai, President (10/26/2026)